

July 30, 2020

James Sapirstein
President and Chief Executive Officer
AzurRx BioPharma, Inc.
760 Parkside Avenue
Downstate Biotechnology Incubator, Suite 304
Brooklyn, NY 11226

>   **Re: AzurRx BioPharma, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 27, 2020**
>   **File No. 333-240129**

Dear Mr. Sapirstein:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: James O'Grady, Esq.